Exhibit 99.3

Lycopodium Minerals Pty Ltd
ABN: 34 055 880 209

Level 5, 1 Adelaide Terrace
East Perth, Western Australia 6004
Australia

PO Box 6832
East Perth, Western Australia 6892
Australia

T: +61 (0)8 6210 5222
vwvw.lycopodium.com.au

7 February 2011

Our Ref.:

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

AND TO: Keegan Resources Inc.

Dear Sir

RE: ESAASE GOLD DEPOSIT RESOURCE ESTIMATION UPDATE INCORPORATING THE MAY 2010 PRELIMINARY ECONOMIC ASSESSMENT DATED DECEMBER 16TH 2011 AMENDED FEBRUARY 4TH 2011 (THE TECHNICAL REPORT).

I, Christopher Gorden Waller, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated December 16th, 2010, amended February 4th 2011 and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated December 13th, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 7th day of February 2011.

cc: Enc: